UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 12th, 2010
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

Nota:  Los datos de esta información no son consolidados y excluyen la data de Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund y Bladex Representacao Ltda.

10 de mayo de 2010
BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2009 A MARZO 2010 (En Miles de Balboas) *

			2009	2010
	Variación Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril
ACTIVOS LIQUIDOS	-75,792.81	-17.86	424,385.05	374,588.34	362,034.09	348,592.24
Depositos Locales en Bancos	148.28	547.27	27.09	39.99	255.66	175.37
A la Vista	148.28	547.27	27.09	39.99	255.66	175.37
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00
Depositos Extranjeros en Bancos	-75,944.22	-17.90	424,346.48	374,539.75	361,765.37	348,402.26
A la Vista	-25,644.22	-12.55	204,346.48	148,139.75	202,865.37	178,702.26
A Plazo	-50,300.00	-22.86	220,000.00	226,400.00	158,900.00	169,700.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00
Otros	3.13	27.31	11.48	8.60	13.06	14.61
CARTERA CREDITICIA	156,029.12	5.77	2,705,473.12	2,643,212.60	2,729,005.31	2,861,502.24
Locales	18,981.41	33.31	56,992.09	60,921.15	60,849.78	75,973.50
Extranjero	137,195.65	5.04	2,722,269.86	2,656,078.69	2,742,243.44	2,859,465.51
Menos Provisiones	147.94	0.20	73,788.83	73,787.24	74,087.91	73,936.77
Locales	242.63	18.96	1,279.69	1,279.69	1,279.69	1,522.31
Extranjero	-94.69	-0.13	72,509.14	72,507.55	72,808.22	72,414.46
INVERSIONES EN VALORES	805.68	0.13	614,353.92	613,396.08	616,501.74	615,159.60
Locales	-204.00	-0.47	43,776.00	43,586.00	43,960.00	43,572.00
Extranjero	1,009.68	0.18	570,577.92	569,810.08	572,541.74	571,587.60
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	-5,966.95	-12.47	47,859.85	47,659.41	50,759.94	41,892.90
Locales	-3,260.50	-87.49	3,726.64	4,053.24	4,311.42	466.14
Extranjero	-2,706.45	-6.13	44,133.21	43,606.17	46,448.52	41,426.76
TOTAL DE ACTIVOS	75,075.04	1.98	3,792,071.95	3,678,856.42	3,758,301.07	3,867,146.98
DEPOSITOS	99,099.67	7.88	1,256,977.97	1,270,196.08	1,355,586.12	1,356,077.64
Locales	52,495.96	48.22	108,876.22	150,861.68	142,864.13	161,372.18
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	39,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	39,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	13,495.96	12.40	108,876.22	111,861.68	103,864.13	122,372.18
A la Vista	-1.03	-0.34	298.32	298.32	297.76	297.29
A Plazo	13,496.99	12.43	108,577.90	111,563.37	103,566.36	122,074.90
Extranjero	46,603.71	4.06	1,148,101.75	1,119,334.40	1,212,722.00	1,194,705.45
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-16,025.93	-87.37	18,343.29	2,365.51	2,180.82	2,317.37
A la Vista	-1,026.27	-39.24	2,615.55	1,637.77	1,452.74	1,589.29
A Plazo	-14,999.66	-95.37	15,727.74	727.74	728.08	728.08
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	62,629.63	5.54	1,129,758.45	1,116,968.89	1,210,541.18	1,192,388.09
A la Vista	-13,445.04	-27.33	49,193.30	39,660.25	44,172.37	35,748.27
A Plazo	76,074.67	7.04	1,080,565.15	1,077,308.64	1,166,368.81	1,156,639.82
OBLIGACIONES	-17,396.90	-0.97	1,792,670.97	1,662,213.88	1,664,236.27	1,775,274.07
Locales	102.17	0.00	0.00	0.00	0.00	102.17
Extranjero	-17,499.06	-0.98	1,792,670.97	1,662,213.88	1,664,236.27	1,775,171.91
OTROS PASIVOS	-12,679.35	-10.34	122,625.36	129,561.54	121,811.46	109,946.01
Locales	-1,172.70	-11.11	10,552.15	13,964.05	9,040.63	9,379.45
Extranjero	-11,506.65	-10.27	112,073.21	115,597.49	112,770.83	100,566.56
PATRIMONIO	6,051.62	0.98	619,797.64	616,884.91	616,667.23	625,849.26
Capital	761.12	0.27	285,198.77	285,340.34	285,484.56	285,959.89
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15
Otras Reservas	-742.52	25.46	-2,916.04	-3,540.36	-3,455.61	-3,658.56
Utilidad de Periodos Anteriores	32,872.19	15.87	207,188.27	245,548.79	240,066.95	240,060.46
Utilidad de Periodo	-27,425.70	-71.49	38,360.52	2,932.30	4,432.91	10,934.82
Ganancia o Perdida en Valores Disponible para la venta	586.54	-18.08	-3,244.03	-8,606.32	-5,071.75	-2,657.50
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	75,075.04	1.98	3,792,071.95	3,678,856.42	3,758,301.08	3,867,146.98

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

Nota:  Los datos de esta información no son consolidados y excluyen la data de Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund y Bladex Representacao Ltda.

10 de mayo de 2010
BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2009 A MARZO 2010 (En Miles de Balboas) *

2010
	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS
Depositos Locales en Bancos
A la Vista
A Plazo
Depositos Extranjeros en Bancos
A la Vista
A Plazo
Menos Provisiones
Locales
Extranjero
Otros
CARTERA CREDITICIA
Locales
Extranjero
Menos Provisiones
Locales
Extranjero
INVERSIONES EN VALORES
Locales
Extranjero
Menos Provisiones
Locales
Extranjero
OTROS ACTIVOS
Locales
Extranjero
TOTAL DE ACTIVOS
DEPOSITOS
Locales
Oficiales
De Particulares
A la Vista
A Plazo
De Ahorros
De Bancos
A la Vista
A Plazo
Extranjero
Oficiales
De Particulares
A la Vista
A Plazo
De Ahorros
De Bancos
A la Vista
A Plazo
OBLIGACIONES
Locales
Extranjero
OTROS PASIVOS
Locales
Extranjero
PATRIMONIO
Capital
Reservas de Capital
Otras Reservas
Utilidad de Periodos Anteriores
Utilidad de Periodo
Ganancia o Perdida en Valores Disponible para la venta
Deuda Subordinada
PASIVO Y PATRIMONIO

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

Nota:  Los datos de esta información no son consolidados y excluyen la data de Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund y Bladex Representacao Ltda.

10 de mayo de 2010
ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2009 A MARZO 2010 (En Miles de Balboas) *

	2009	2010
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio
Ingresos Por Intereses	140,201.06	9,581.27	7,640.60	8,585.97
Préstamos	114,326.15	8,447.84	6,872.64	7,523.07
Depósitos	1,260.49	62.20	52.77	69.23
Inversiones	24,614.43	1,071.23	715.19	993.67
Arrendamiento Financiero	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00
Egresos de Operaciones	74,969.79	3,752.81	3,269.58	3,568.97
Intereses Pagados	74,886.82	3,745.36	3,261.10	3,558.69
Comisiones	82.97	7.45	8.48	10.28
Ingreso Neto de Intereses	65,231.27	5,828.46	4,371.02	5,017.01
Otros Ingresos	24,897.89	653.25	1,282.24	1,614.43
Comisiones	6,483.61	810.68	693.94	738.51
Operaciones con Divisas	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00
Otros ingresos	18,414.28	-157.43	588.30	875.92
Ingresos de Operaciones	90,129.16	6,481.72	5,653.26	6,631.44
Egresos Generales	36,937.77	3,549.42	3,851.97	3,896.92
Gastos Administrativos	19,787.00	1,531.88	1,727.98	2,169.11
Gastos Generales	4,116.70	337.38	325.02	527.35
Gastos de Depreciación	2,559.40	215.34	217.00	217.35
Otros Gastos	10,474.67	1,464.82	1,581.97	983.11
Utilidad antes de Provisiones	53,191.39	2,932.30	1,801.29	2,734.52
Provisiones por Cuentas Malas	14,830.87	0.00	300.67	-3,767.39
Utilidad del Periodo	38,360.52	2,932.30	1,500.61	6,501.91

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

Nota:  Los datos de esta información no son consolidados y excluyen la data de Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund y Bladex Representacao Ltda.

10 de mayo de 2010
ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2009 A MARZO 2010 (En Miles de Balboas) *

	2010
	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses							25,807.85
Préstamos							22,843.55
Depósitos							184.20
Inversiones							2,780.09
Arrendamiento Financiero							0.00
Otros Ingresos							0.00
Egresos de Operaciones							10,591.36
Intereses Pagados							10,565.15
Comisiones							26.21
Ingreso Neto de Intereses							15,216.49
Otros Ingresos							3,549.93
Comisiones							2,243.14
Operaciones con Divisas							0.00
Dividendos							0.00
Otros ingresos							1,306.79
Ingresos de Operaciones							18,766.42
Egresos Generales							11,298.31
Gastos Administrativos							5,428.98
Gastos Generales							1,189.75
Gastos de Depreciación							649.69
Otros Gastos							4,029.89
Utilidad antes de Provisiones							7,468.11
Provisiones por Cuentas Malas							-3,466.72
Utilidad del Periodo							10,934.82

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

Note:  This information are unconsolidated figures and exclude the data for Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund, and Bladex Representacao Ltda.

May 10, 2010
BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2009 - MARCH 2010 (In Thousand Balboas) *

			2009	2010
	Absolute Variation	%	December	January	February	March	April
LIQUID ASSETS	-75,792.81	-17.86	424,385.05	374,588.34	362,034.09	348,592.24
Local Deposits in Banks	148.28	547.27	27.09	39.99	255.66	175.37
Demand	148.28	547.27	27.09	39.99	255.66	175.37
Time	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-75,944.22	-17.90	424,346.48	374,539.75	361,765.37	348,402.26
Demand	-25,644.22	-12.55	204,346.48	148,139.75	202,865.37	178,702.26
Time	-50,300.00	-22.86	220,000.00	226,400.00	158,900.00	169,700.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00
Others	3.13	27.31	11.48	8.60	13.06	14.61
CREDIT PORTFOLIO	156,029.12	5.77	2,705,473.12	2,643,212.60	2,729,005.31	2,861,502.24
Local	18,981.41	33.31	56,992.09	60,921.15	60,849.78	75,973.50
Foreign	137,195.65	5.04	2,722,269.86	2,656,078.69	2,742,243.44	2,859,465.51
Less Allowance	147.94	0.20	73,788.83	73,787.24	74,087.91	73,936.77
Local	242.63	18.96	1,279.69	1,279.69	1,279.69	1,522.31
Foreign	-94.69	-0.13	72,509.14	72,507.55	72,808.22	72,414.46
INVESTMENT SECURITIES	805.68	0.13	614,353.92	613,396.08	616,501.74	615,159.60
Local	-204.00	-0.47	43,776.00	43,586.00	43,960.00	43,572.00
Foreign	1,009.68	0.18	570,577.92	569,810.08	572,541.74	571,587.60
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	-5,966.95	-12.47	47,859.85	47,659.41	50,759.94	41,892.90
Local	-3,260.50	-87.49	3,726.64	4,053.24	4,311.42	466.14
Foreign	-2,706.45	-6.13	44,133.21	43,606.17	46,448.52	41,426.76
TOTAL ASSETS	75,075.04	1.98	3,792,071.95	3,678,856.42	3,758,301.07	3,867,146.98
DEPOSITS	99,099.67	7.88	1,256,977.97	1,270,196.08	1,355,586.12	1,356,077.64
Local	52,495.96	48.22	108,876.22	150,861.68	142,864.13	161,372.18
Government	0.00	0.00	0.00	0.00	0.00	0.00
Customers	39,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00
Time	39,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	13,495.96	12.40	108,876.22	111,861.68	103,864.13	122,372.18
Demand	-1.03	-0.34	298.32	298.32	297.76	297.29
Time	13,496.99	12.43	108,577.90	111,563.37	103,566.36	122,074.90
Foreign	46,603.71	4.06	1,148,101.75	1,119,334.40	1,212,722.00	1,194,705.45
Government	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-16,025.93	-87.37	18,343.29	2,365.51	2,180.82	2,317.37
Demand	-1,026.27	-39.24	2,615.55	1,637.77	1,452.74	1,589.29
Time	-14,999.66	-95.37	15,727.74	727.74	728.08	728.08
Savings	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	62,629.63	5.54	1,129,758.45	1,116,968.89	1,210,541.18	1,192,388.09
Demand	-13,445.04	-27.33	49,193.30	39,660.25	44,172.37	35,748.27
Time	76,074.67	7.04	1,080,565.15	1,077,308.64	1,166,368.81	1,156,639.82
BORROWINGS	-17,396.90	-0.97	1,792,670.97	1,662,213.88	1,664,236.27	1,775,274.07
Local	102.17	0.00	0.00	0.00	0.00	102.17
Foreign	-17,499.06	-0.98	1,792,670.97	1,662,213.88	1,664,236.27	1,775,171.91
OTHER LIABILITIES	-12,679.35	-10.34	122,625.36	129,561.54	121,811.46	109,946.01
Local	-1,172.70	-11.11	10,552.15	13,964.05	9,040.63	9,379.45
Foreign	-11,506.65	-10.27	112,073.21	115,597.49	112,770.83	100,566.56
STOCKHOLDERS´ EQUITY	6,051.62	0.98	619,797.64	616,884.91	616,667.23	625,849.26
Capital	761.12	0.27	285,198.77	285,340.34	285,484.56	285,959.89
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15
Other Reserves	-742.52	25.46	-2,916.04	-3,540.36	-3,455.61	-3,658.56
Retained Earnings	32,872.19	15.87	207,188.27	245,548.79	240,066.95	240,060.46
Net Income	-27,425.70	-71.49	38,360.52	2,932.30	4,432.91	10,934.82
Gain or Loss in Securities available for sale	586.54	-18.08	-3,244.03	-8,606.32	-5,071.75	-2,657.50
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	75,075.04	1.98	3,792,071.95	3,678,856.42	3,758,301.08	3,867,146.98

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website:  http://www.superbancos.gob.pa).

Note:  This information are unconsolidated figures and exclude the data for Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund, and Bladex Representacao Ltda.

May 10, 2010
BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2009 - MARCH 2010 (In Thousand Balboas) *

2010
	May	June	July	August	September	October	November	December
LIQUID ASSETS
Local Deposits in Banks
Demand
Time
Foreign Deposits in Banks
Demand
Time
Less Allowance
Local
Foreign
Others
CREDIT PORTFOLIO
Local
Foreign
Less Allowance
Local
Foreign
INVESTMENT SECURITIES
Local
Foreign
Less Allowance
Local
Foreign
OTHER ASSETS
Local
Foreign
TOTAL ASSETS
DEPOSITS
Local
Government
Customers
Demand
Time
Savings
From Banks
Demand
Time
Foreign
Government
Customers
Demand
Time
Savings
From Banks
Demand
Time
BORROWINGS
Local
Foreign
OTHER LIABILITIES
Local
Foreign
STOCKHOLDERS´ EQUITY
Capital
Capital Reserves
Other Reserves
Retained Earnings
Net Income
Gain or Loss in Securities available for sale
Subordinated Debt
LIABILITIES AND STOCKHOLDER'S EQUITY

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website:  http://www.superbancos.gob.pa).

Note:  This information are unconsolidated figures and exclude the data for Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund, and Bladex Representacao Ltda.

May 10, 2010
STATEMENT OF INCOME BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2009 - MARCH 2010 (In Thousand Balboas) *

	2009	2010
	December	January	February	March	April	May	June
Interest Income	140,201.06	9,581.27	7,640.60	8,585.97
Loans	114,326.15	8,447.84	6,872.64	7,523.07
Deposits	1,260.49	62.20	52.77	69.23
Investments	24,614.43	1,071.23	715.19	993.67
Financial Leases	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00
Interest Expense	74,969.79	3,752.81	3,269.58	3,568.97
Interest	74,886.82	3,745.36	3,261.10	3,558.69
Commissions	82.97	7.45	8.48	10.28
Net Interest Income	65,231.27	5,828.46	4,371.02	5,017.01
Other Income	24,897.89	653.25	1,282.24	1,614.43
Commissions	6,483.61	810.68	693.94	738.51
Foreign currency operations	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00
Other Income	18,414.28	-157.43	588.30	875.92
Operating Income	90,129.16	6,481.72	5,653.26	6,631.44
Operating Expenses	36,937.77	3,549.42	3,851.97	3,896.92
Administrative expenses	19,787.00	1,531.88	1,727.98	2,169.11
General expenses	4,116.70	337.38	325.02	527.35
Depreciation	2,559.40	215.34	217.00	217.35
Other expenses	10,474.67	1,464.82	1,581.97	983.11
Net Income before provision for loan losses	53,191.39	2,932.30	1,801.29	2,734.52
Provision for loan losses	14,830.87	0.00	300.67	-3,767.39
Net Income	38,360.52	2,932.30	1,500.61	6,501.91

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website:  http://www.superbancos.gob.pa).

Note:  This information are unconsolidated figures and exclude the data for Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund, and Bladex Representacao Ltda.

May 10, 2010
STATEMENT OF INCOME BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2009 - MARCH 2010 (In Thousand Balboas) *

	2010
	July	August	September	October	November	December	Year to Date
Interest Income							25,807.85
Loans							22,843.55
Deposits							184.20
Investments							2,780.09
Financial Leases							0.00
Other Income							0.00
Interest Expense							10,591.36
Interest							10,565.15
Commissions							26.21
Net Interest Income							15,216.49
Other Income							3,549.93
Commissions							2,243.14
Foreign currency operations							0.00
Dividends							0.00
Other Income							1,306.79
Operating Income							18,766.42
Operating Expenses							11,298.31
Administrative expenses							5,428.98
General expenses							1,189.75
Depreciation							649.69
Other expenses							4,029.89
Net Income before provision for loan losses							7,468.11
Provision for loan losses							-3,466.72
Net Income							10,934.82

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website:  http://www.superbancos.gob.pa).